UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 333-231839

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Agreements

Securities Purchase Agreement

As previously disclosed, the transaction contemplated in certain securities purchase agreement dated November 24, 2020, between China SXT Pharmaceuticals, Inc. (the “Company”) and Xing Yuan, a non-affiliate non-U.S. person, has not been closed yet because the purchaser has not delivered the aggregate purchase price to the Company in accordance with such agreement. Therefore, the Company and Mr. Yuan agreed to terminate such transaction and signed certain termination notice on February 8, 2021.

On the same date, February 8, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with Xiaodong Ji, a non-affiliate non-U.S. person (the “Investor”), pursuant to which Mr. Ji agreed to purchase 12,000,000 ordinary shares (the “Shares”) of the Company, par value $0.001 per share (the “Ordinary Shares”) at a per share purchase price of $0.60. The gross proceeds of this transaction are $7,200,000.

The parties to the SPA have each made customary representations, warranties, and covenants. The Shares will be issued to the Investor upon satisfaction of all closing conditions, including the Nasdaq’s completion of its review of the notification to Nasdaq regarding the listing of the Shares. The Shares to be issued in the Offering are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder.

The form of the SPA is filed as Exhibits 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Voting Agreement

On the same date, the Investor also entered into certain voting agreement (the “Voting Agreement”) with Mr. Feng Zhou, who beneficially owns 8,500,000 Ordinary Shares, representing approximately 13.68% of the total voting power as of the date of this report. According to the Voting Agreement, the Investor irrevocably grants a power of attorney to, and entrust Mr. Zhou, for the maximum period of time permitted by law, with all of the Investor’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders.

The form of the Voting Agreement is filed as Exhibits 4.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Voting Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Appointment of Certain Director and Certain Officer

Appointment of New Director

Mr. Ji established Jiangsu Sutaitang E-Commerce Co., Ltd. (“Sutaitang”) in October 2019 and currently serves as the CEO of Sutaitang. He is also the deputy general manager of Jiangsu Health Pharmaceutical investment Co., Ltd. Mr. Ji has rich experience of two decades in corporation management, brand chain operation and marketing. Prior to joining us, Mr. Ji has served as CEOs of Dongfang Purple Wine, Zhengde Pharmaceutical, China Belt and Road Shopping Mall Co., Ltd. (the subsidiary of Zhong Zong Tou Group, “Shopping Mall”), respectively. Mr. Ji was responsible for the enterprise management and channel construction of Dongfang Purple Wine and Zhengde Pharmaceutical. Dongfang Purple Wine creates the fifth largest category of wine in China - Purple wine (purple wine is a fine wine made from mulberry fruit). Zhengde pharmaceutical is a brand channel enterprise controlled by Jilin Zixin Pharmaceutical Industrial Co., Ltd. which is listed on Shenzhen Stock Exchange. Mr. Ji was in charge of the strategic planning and ecological chain construction of Shopping Mall, which is a world shopping mall system under the Belt and Road Initiative. Mr. Ji earned his bachelor degree from Beijing University of Chinese Medicine.

Mr. Ji does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K. Mr. Ji shall be deemed as an independent director pursuant to Nasdaq Rule 5605(a)(2). Upon effectives of the appointment, Mr. Ji shall serve as a member of the audit committee, compensation committee and corporate governance committee and serve as chairman of the nominating and corporate governance committee.

The appointment of Mr. Ji will be effective upon closing of the transaction contemplated therein the SPA. In addition, Mr. Ji will cease to serve as a director of the company once he holds less than 12,000,000 Ordinary Shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENT

This Current Report contains forward-looking statements. All statements contained in this Current Report other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following: the effects of the COVID-19 outbreak, including its impact on the demand for our products; the duration of the COVID-19 outbreak and severity of such outbreak in regions where we operate; the pace of recovery following the COVID-19 outbreak; our ability to implement cost containment and business recovery strategies; the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares, the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Current Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this Current Report or to conform these statements to actual results or revised expectations.

Exhibits

Exhibit No.	Description

4.1	Form of Voting Agreement, dated February 8, 2021, by and between Xiaodong Ji and Feng Zhou

10.1	Form of SPA, dated February 8, 2021, by and between the Company and Xiaodong Ji

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICAL, INC.

By:	/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

Date: February 16, 2021

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